UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. _3_)


                          GROW BIZ INTERNATIONAL, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   399817 10 5
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                                 (CUSIP Number)


                          MACKALL, CROUNSE & MOORE, PLC
                                 1400 AT&T TOWER
                              901 MARQUETTE AVENUE
                           MINNEAPOLIS, MN 55402-2859
                       ATTN: G. THOMAS MACINTOSH II, ESQ.
                                 (612) 305-1400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 28, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                    (Cover page continued on next two pages)


                                - Page 1 of 5 -

                                  SCHEDULE 13D

---------------------------------
CUSIP NO.   399817 10 5
---------------------------------

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 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      K. JEFFREY DAHLBERG
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

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 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

            N/A

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
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    NUMBER OF           7    SOLE VOTING POWER

     SHARES                        997,000
                       ---------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

    OWNED BY                       279,250
                       ---------------------------------------------------------
     EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                      997,000
                       ---------------------------------------------------------
     PERSON            10    SHARED DISPOSITIVE POWER

      WITH                         279,250
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,276,250
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.7%
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14    TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - Page 2 of 5 -

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the common stock, no par value (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by K. Jeffrey Dahlberg, referred to herein as the "Reporting Person."

         (a)      Name:  K. Jeffrey Dahlberg

         (b)      Address:  455 North Ferndale Road, Wayzata, MN 55391

         (c)      Principal Occupation:  Investor

         (d)      Criminal Proceedings:  None

         (e)      Civil Proceedings:  None

         (f)      Citizenship:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person currently owns the shares set forth on the cover pages hereof. On April 13, 2000, the Reporting Person gifted a total of 6,975 shares of Common Stock. On or about June 6, 2000, the Reporting Person agreed to sell 80,000 shares of Common Stock, at $1.00 per share, in a private transaction which Shares were delivered on June 28, 2000.

         After giving effect to such transfer, the Reporting Person currently holds the shares of Common Stock set forth on the cover pages hereof for investment purposes only and not as part of any group.


                                 - Page 3 of 5 -

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owned the amount of Common Stock set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,386,433 shares of Common Stock outstanding) represented by the shares of Common Stock beneficially owned by the Reporting Person.

                                               Percentage of
                    Shares of                   Outstanding
                   Common Stock                 Common Stock
                   ------------                -------------

                    1,276,250                      23.7%

         (b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

         (c) On April 13, 2000 and June 28, 2000, the Reporting Person transferred the shares of Common Stock mentioned above. Other than such transactions, the Reporting Person has not undertaken any transactions with respect to the Common Stock or any security derivative thereof in the past sixty
(60) days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         None.


                                - Page 4 of 5 -

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2000




                                                  /s/ K. Jeffrey Dahlberg
                                           -------------------------------------